

May 3, 2011

Via E-mail
Alexander Long
Chief Executive Officer
Success Exploration & Resources, Inc.
21 Souriqouis Street
Chatham, Ontario N7M2T1

> **Re:** **Success Exploration & Resources, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **File No. 333-167001**
> **Filed April 21, 2011**

Dear Mr. Long:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please revise to provide updated financial information in accordance with the guidance in Rule 8-08 of Regulation S-X.

2. We note your response to our prior comment 1 from our letter dated March 25, 2011 and your addition of the statement that "the acquisition increased the claim from 312.112 to 558.53 hectares." Please provide further disclosure regarding this statement, any acquisitions, changes to the property ownership, etc. We may have further comments.

Cover Page of Prospectus

3. We note your response to our prior comment 5 from our letter dated March 25, 2011 and reissue the comment. In the Offering Proceeds table, we note the "(1)" and "(2)" at the end of the "Total Offering Expenses" and "Net Proceeds from Offering" rows,

respectively. Please clarify to what information these notations refer or remove the "(1)" and "(2)" as you proposed in your response to our comment.

Use of Proceeds, page 16

4.   Similarly, in the Offering Proceeds table on page 16, we note the "(1)" at the end of the "Total Offering Expenses" rows. Please clarify to what information this notation refers or remove the "(1)."

5.   In the table on page 16, you disclose that the Net Offering Proceeds will be $1,770,000 if 100% of the total offering amount is raised. In the table at the top of page 17, however, you account for only $1,735,000 if 100% of the total offering amount is raised. Please explain the discrepancy.

6.   We note that you have provided a breakdown of Phase 1(a) and Phase 1(b) anticipated expenditures. Please provide a similar breakdown for Phase 2 and Phase 3, or disclose why you have not provided this information.

7.   We note your response to our prior comment 8 from our letter dated March 25, 2011. Please remove the reference to general operating capital in your use of proceeds table and please include the items listed in the table at the bottom of page 17 as uses of your general operating capital directly in the use of proceeds table at the top of page 17 without the general operating capital heading. In addition, please explain the meaning of each subpart of the "general operating capital," as currently disclosed on the table found at the bottom of page 17. For example, with respect to the "Purchase claims" item, clarify whether you will purchase claims apart from and in addition to the Red Rupert Mining Claim. If so, please clarify whether all the items that follow, such as "Exploration," "Drilling Sampling" and "Feasibility Studies" will relate to the newly purchased claims or your current claims. In this regard, the last paragraph on page 17 seems to indicate that these relate to your current properties.

8.   We note your response to our prior comment 9 from our letter dated March 25, 2011 that you had removed the discussion of market conditions from your filing, but not that the statement, "market conditions and the availability of promising prospects or claims" still appears on page 17. Please remove the discussion of market conditions as you had indicated in your response, or explain further what is meant by your statement and provide examples of how market conditions would change the allocation percentages for your general operating capital section.

9.   Please clarify whether you will use the proceeds of this offering to conduct the activities discussed in the bullets on page 18. If not, please move this entire discussion so that it does not fall under the "Use of Proceeds" section.

10.   We note your statements that "If we raise at least $80,000-100,000 in the Primary offering we should be able to meet our expenses and execute our business plan as described herein. If we are unable to raise at least $80,000, we will not be able to execute Phase One of the Red Rupert Claim or stake additional claims as planned." Please explain the basis of these statements, as these numbers are not obviously reflected in the use of proceeds table at the top of page 17.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Please contact Douglas Brown at (202) 551-3265 or, me at (202) 551-3611 with any other questions.

                                        Sincerely,

                                        /s/ A.N. Parker

                                        Anne Nguyen Parker
                                        Branch Chief

cc: John Dolkart, Esq.